SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

VITALITY BIOPHARMA, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001

(Title of Class of Securities)

92849B107

(CUSIP Number)

Avtar S. Dhillon

Vitality Biopharma, Inc.

1901 Avenue of the Stars, 2nd Floor

Los Angeles, CA 90067

(530) 231-7800

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 15, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 5 Pages)

524938107	13D	Page 2 of 5 Pages
1	NAMES OF REPORTING PERSONS Avtar S. Dhillon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,530,585
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,530,585[1]
	10	SHARED DISPOSITIVE POWER 0[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,530,858[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.8%
14	TYPE OF REPORTING PERSON (see instructions) IN

Explanatory Note:

This Amendment No. 2 to Schedule 13D (the “Amendment”) amends and supplements the Schedule 13D initially filed on August 22, 2011, and the Amendment No. 1 to Schedule 13D filed on March 21, 2012  (as amended, the “Statement”), on behalf of Avtar S. Dhillon (the “Reporting Person”) relating to the beneficial ownership of shares of common stock,  par value $0.001 value per share (the “Common Stock”) of Vitality Biopharma, Inc., a  Nevada corporation  (formerly known as Stevia First Corp., the “Issuer”).  The Reporting Person is filing this Amendment to report changes in his beneficial ownership since the date of the Statement as previously filed.  Except as set forth below, this Amendment does not supplement, restate or amend any of the other information disclosed in the Statement as previously filed.  Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Statement as previously filed.

Item 2.Identity and Background.

Items 2(a) through 2(c) are amended and restated in their entirety to read in full as follows:

(a) — (c)This Statement is being filed by Avtar S. Dhillon. The business address for the Reporting Person is Vitality Biopharma, Inc., 1901 Avenue of the Stars, 2nd Floor, Los Angeles, CA 90067. The Reporting Person is currently a director of the Issuer and was formerly the Interim Chief Executive Officer and Interim Chief Financial Officer of the Issuer until January 2012. The Reporting Person is currently also (i) a director of BC Advantage Funds, a venture capital corporation in British Columbia, which is located at 885 West Georgia St., Suite 1500, Vancouver, BC, Canada V6C 3E8; (ii) the Chairman of the Board of Inovio Pharmaceuticals, Inc. (NASDAQ: INO), a vertically integrated DNA vaccine development company, which is located at 660 W. Germantown Pike, Suite 110, Plymouth Meeting, PA 19462; (iii) the Chairman of the Board of Oncosec Medical, Inc. (NASDAQ: ONCS), a developer of immunotherapeutic product candidates to treat a wide range of solid tumor types, which is located at 5820 Nancy Ridge Drive, San Diego, CA 92121; and (iv) the Chairman of the Board of Arch Therapeutics, Inc., (OTCQB: ARTH), a developer of surgical and interventional hemostasis products that stop bleeding, which is located at 235 Walnut Street, Suite 6, Framingham, MA 01702.

Item 4.Purpose of Transaction.

The last paragraph of Item 4 is deleted in its entirety and replaced with the following four paragraphs:

On July 20, 2016, the Issuer affected a one (1) for ten (10) reverse stock split of the outstanding Common Stock.  As a result and immediately after the reverse stock split, the Reporting Person owned 515,000 shares of Common Stock and a stock option to purchase 50,000 shares of Common Stock with an exercise price of $1.00 per share, as previously reported on a Form 4 filed March 21, 2012.

On May 21, 2015, the Reporting Person was issued a stock option award for 40,000 shares with an exercise price of $2.10, which is scheduled to vest in full on May 21, 2017.

On July 15, 2016, the Reporting Person was issued a restricted stock award for 925,585 shares, of which 50% is scheduled to vest on March 1, 2017, and to vest in full on March 1, 2018.

Dr. Dhillon is the current Chairman of the Issuer, and acquired the shares of Common Stock for investment purposes, as well as through equity grants provided to him. Depending on market conditions and other factors, the Reporting Person may acquire additional securities of the Issuer as he deems appropriate, whether in open market purchases, privately negotiated transactions, private placements with the Issuer or otherwise. The Reporting Person also reserves the right to dispose of some or all of his shares of Common Stock in the open market, in privately negotiated transactions to third parties or otherwise, provided such transactions are in compliance with applicable securities laws.

Item 5.Interest in Securities of the Issuer.

Items 5(a) through 5(c) are amended and restated in their entirety to read as follows:

(a)According to the Current Report on Form 10-Q filed on August 16, 2016 by the Issuer with the Securities and Exchange Commission (the “Commission”), as of August 16, 2016, there were 11,997,878 shares of Common Stock outstanding. After the 1-for-10 reverse stock split, the Reporting Person held 515,000 shares of Common Stock that were acquired in a private stock transaction, as well as an option to purchase 50,000 shares of Common Stock,  an option to purchase 40,000 shares of Common Stock, and a restricted stock unit award, which upon vesting and conversion would provide 925,585 shares of Common Stock, with the options and restricted stock units being issued to the Reporting Person in connection with his service to the Issuer as a director. Assuming vesting and exercise of each option, and vesting and conversion of the restricted stock units, the Reporting Person would hold 12.8% of the issued and outstanding shares of Common Stock.

(b)The Reporting Person has the sole power to vote and dispose of 1,530,585 shares of Common Stock (giving effect to the shares of Common Stock underlying the options and restricted stock units issued to the Reporting Person in connection with his service to the Issuer as a director, which are currently unvested but could become exercisable within 60 days of July 15, 2016).

(c)Except as reported herein, the Reporting Person has not effected any transactions in the Issuer’s securities within the past 60 days.

Item 6.Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended by adding the following paragraphs:

On July 20, 2016, the Issuer affected a one (1) for ten (10) reverse stock split of the outstanding Common Stock.

On May 21, 2015, the Reporting Person was granted an option to purchase 40,000 shares of Common Stock (now reflected on a post-split basis) of the Issuer pursuant to the Issuer’s Stock Incentive Plan in connection with his service to the Issuer as a director. The option is exercisable at a price of $2.10 per share, expires on May 21,  2020, and is scheduled to vest in full on May 21, 2017.

On July 15, 2016, the Reporting Person was granted a restricted stock unit award for 925,585 shares of Common Stock, which is scheduled to vest in full on March 1, 2018.  The restricted stock grant will vest immediately upon a corporate change of control, or if the individual is terminated for any reason other than a "For Cause" termination.

Item 7.Material to be Filed as Exhibits.

Exhibit	Description
4.1	Restricted Stock Option Award Agreement dated July 15, 2016

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2016	By: /s/ Avtar S. Dhillon Avtar S. Dhillon